UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2019

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date April 4, 2019	By	/s/ Wang Jian
	Name:	Wang Jian
	Title:	Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Proxy Form for the 2018 Annual General Meeting

I/We                                                                                                                                                                                                                                 (Note 1), “H” Shares shareholder account number (if applicable):                                                                                                                                                        , address:                                                                                                                                                                                                                             (Note 1), hold                                                                                                       “H” shares (Note 2) of China Eastern Airlines Corporation Limited (the “Company”) and hereby appoint the chairman of the AGM or Mr./Ms.                                                                                                                                                of address:                                                                                                                                                                                                                             (Note 3), to represent me/us to attend the AGM to be held at the Conference Room on First Floor, The QUBE Hotel Shanghai Hongqiao, No. 200, Lane 1588, Zhuguang Road, Xujing Town, Qingpu District, Shanghai, the PRC (中國上海市青浦區徐涇鎮諸光路1588弄200號上海虹橋綠地鉑驪酒店一樓會議室), at 9:30 a.m. on Wednesday, 22 May 2019 and any adjournment thereof (the “AGM”) and vote on behalf of me/us according to the following instructions upon the proposed resolutions as listed in the Company’s notice of the AGM (the “Notice”). In the absence of any instruction on any particular matter, the proxy shall exercise his/her discretion as to whether, and if so how, he/she votes.

Note:

Shareholders should read the contents of the relevant resolutions contained in the Notice carefully before exercising your vote on the below resolutions. Capitalised terms defined herein should have the same meaning as ascribed to them in the Notice.

RESOLUTIONS		AGREE (Note 4)	DISAGREE (Note 4)	ABSTAIN (Note 4)
1.	Ordinary Resolution: “THAT, to consider and approve the report of the board of directors of the Company for the year 2018.”

2.	Ordinary Resolution: “THAT, to consider and approve the report of the supervisory committee of the Company for the year 2018.”

3.	Ordinary Resolution: “THAT, to consider and approve the financial reports of the Company for the year 2018.”

4.	Ordinary Resolution: “THAT, to consider and approve the Company’s profit distribution proposal for the year 2018.”

5.	Ordinary Resolution: “THAT, to consider and approve the resolution in relation to the Company’s appointment of the PRC domestic auditors and international auditors for financial reporting and the auditors for internal control for the year 2018, and to authorise the Board to determine their remuneration.”

6.

Special Resolution: “THAT, to consider and approve the resolution on granting of a general mandate to the Board to issue bonds:

It was agreed that the Board may issue debt instruments in one tranche or multiple tranches, within the cap amount of issuance stipulated under applicable laws, subject to the general and unconditional mandate to be obtained at the general meeting:

(a)   Type of debt instruments: Including, but not limited to, debt instruments such as corporate bonds, super short-term commercial paper, short-term commercial paper, mid-term notes, offshore bonds in Renminbi or US dollar and other currencies, and asset-backed securities. However, bonds to be issued and/or debt instruments to be issued under this mandate shall not include bonds which are convertible into shares of the Company.

(b)   Issuer: The Company and/or its wholly or non-wholly owned subsidiaries. The exact issuer shall be determined by the Board based on the needs in the particular issuance.

(c)   Issue size: Debt instruments shall be issued under this mandate within the cap amount of bond issuance stipulated under applicable laws, subject to the outstanding amount of each type of debt instrument. The actual size of issue shall be determined by the Board based on funding requirements and market conditions.

(d)   Maturity and class of issue: Not more than 15 years in the form of a uniform maturity date or a bond portfolio with several maturity dates. The actual composition of maturity and the size of each class of the bonds shall be determined by the Board based on the relevant requirements and market conditions.

(e)   Use of fundraising proceeds: It is expected that the fundraising proceeds from such issuance shall be used for purposes in compliance with laws and regulations, including the fulfillment of production and operation needs of the Company, adjustment of debt structure, the supplementing of working funds and/or project investment. Details of the use of proceeds shall be determined by the Board based on funding requirements.

(f)   Valid term of the mandate: One year from the date of approval of this resolution at a general meeting of the Company.

If the Board and/or its delegate(s) has decided to proceed with issuance(s) within the valid term of the mandate, and the Company has obtained issuance approval, permission or registration from regulatory bodies within the valid term of the mandate, the Company may complete the relevant issuance within the valid term confirmed under any of such approval, permission or registration.

RESOLUTIONS	AGREE (Note 4)	DISAGREE (Note 4)	ABSTAIN (Note 4)

(g)   Authorization to be granted to the Board

It is proposed at the general meeting that an authorization be granted generally and unconditionally to the Board, based on the specific needs of the Company and other market conditions:

(i) To determine the issuer, type, specific class, specific terms, conditions and other matters, including but not limited to the actual issue size, the actual total amount, currency, issue price, interest rates or the formula for determining the interest rates, place of issuance, timing of the issue, maturity, whether or not to issue in tranches and the number of tranches, whether to set buyback and redemption clauses, rating arrangements, guarantees, due dates for principal and interest payments, use of proceeds, underwriting arrangements and all matters relating to each issue.

(ii)  To take all such acts and steps as considered to be necessary and incidental to each issuance, including but not limited to the engagement of intermediary(ies) to represent the Company in application to relevant regulatory bodies for approval, registration, filing etc. in relation to issuance, sign all necessary legal documents for issuance, and handle other matters in relation to issuance, arrangement of principal and interest payments within the duration of the bonds, and trading and listing.

(iii)  To approve, confirm and ratify the acts and steps stated above taken in connection with any issuance.

(iv) To make corresponding adjustments to the detailed plan of issue of the bonds and other relevant matters within the scope of the mandate to be granted to the Board in accordance with opinions of regulatory authorities or the existing market conditions, in the event of any changes in the policy of regulatory authorities on issue of bonds or any changes in market conditions, save for the matters that are subject to Shareholders’ re-voting at the general meeting under relevant laws, regulations and the articles of association of China Eastern Airlines Corporation Limited.

(v)   To determine and handle, upon completion of the issuance, matters in relation to the listing of the debt instruments which have been issued.

(vi) To approve, sign and distribute announcements and circulars in relation to issuance and disclose relevant information, pursuant to the governing rules applicable at the place of listing of the Company.

(vii) To adjust the currency structure and interest rate structure of the bonds based on the market conditions within the duration of the bonds.

(viii)To grant authorization in relation to the above matters to such other persons as the Board considers appropriate.

7.

Special Resolution: “THAT, to consider and approve the granting of a general mandate to the Board to issue shares of the Company:

(a)   the Board be and is hereby granted an unconditional general mandate and permitted to further delegate such mandate to the management of the Company, to proceed with the matters associated with the issuance of shares of the Company in its sole discretion and according to the specific needs of the Company, other market conditions and the following conditions during the Relevant Period (as hereafter defined), subject to the following conditions:

(i) the Company has obtained the approval from the Board to issue, allot or dispose of, either separately or concurrently, or to issue, allot or dispose of, either separately or concurrently, conditionally or unconditionally, the domestic shares (“A Shares”) and the overseas listed foreign shares (“H Shares”) with the respective numbers of A Shares and H Shares being not more than 20% of the respective number of the issued A shares and H shares of the Company as at the date of approval and passing of this resolution at the general meeting, and subject to the conditions set out in (ii) below, the Board may, within the given limits, determine the numbers of A Shares and/ or H Shares to be issued allotted or disposed of;

(ii)  the Board has approved, executed, amended and made or procured to execute make and amend all documents, deeds and matters as it may consider necessary in connection with the issuance, allotment or disposal of any A Shares and/or H Shares pursuant to the exercise of the abovementioned general mandate; and

RESOLUTIONS		AGREE (Note 4)	DISAGREE (Note 4)	ABSTAIN (Note 4)

(iii)  the Board will only exercise such mandate in accordance with the Company Law of the PRC and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (each as amended from time to time) or applicable laws, rules and regulations of other government or regulatory bodies and the Company will complete such issuance only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC government authorities are obtained.

(b)   for the purposes of this special resolution, the general mandate shall not extend beyond the Relevant Period save that if the Board during the Relevant Period makes the issuance resolutions, such issuance may complete beyond the Relevant Period after obtaining all necessary approvals from the relevant PRC government authorities by the Company which may take longer than the Relevant Period. “Relevant Period” means the period from the passing of this special resolution until the earliest one of the following three terms:

(i) the conclusion of the next annual general meeting of the Company following the passing of this special resolution;

(ii)  the expiration of a 12-month period following the passing of this special resolution; and

(iii)  the date on which the general mandate granted to the Board set out in this special resolution is revoked or varied by a special resolution of the shareholders of the Company at a general meeting.

(c)   Conditional upon the Board resolving to separately or concurrently issue shares pursuant to paragraph (a) of this special resolution, the Board be authorized to increase the registered capital of the Company to reflect the number of shares authorized to be issued by the Company pursuant to paragraph (a) of this special resolution and to make such appropriate and necessary amendments to the articles of association of the Company as they think fit to reflect such increases in the registered capital of the Company and to take any other action and complete the formalities required to effect the separate or concurrent issuance of shares pursuant to paragraph (a) of this special resolution and the increase in the registered capital of the Company.

8.	Ordinary Resolution: “THAT, to consider and approve the election of directors of the Company: (Note 5)	CUMULATIVE VOTING (Please fill in the number of votes)

(1)	to consider and approve the election of Mr. Li Yangmin as a director of the Company; and

(2)	to consider and approve the election of Mr. Tang Bing as a director of the Company.”

Signature(s): (Note 6)	Date:

Notes:

1.	Please print your full name(s) and address(es) in English as well as in Chinese (as registered in the register of members).

2.	Please fill in the number of shares registered in your name(s). If such number is not provided, this proxy form will be deemed to relate to all the shares registered in your name(s).

3.

If you wish to appoint someone other than the chairman of the AGM, please delete the words “the chairman of the AGM or” and fill in the name and address of the proxy as entrusted by you in the space provided. A shareholder can appoint one or more proxies of his/her own choice for the purpose of attending the meeting and the proxy/proxies do(es) not have to be the Company’s shareholder(s). Any changes on this proxy form must be duly authenticated by the signature of the signer of this proxy form.

4.

IMPORTANT: If you would like to vote for the resolution, please put a tick (“✓”) in the appropriate box marked “Agree”. If you would like to vote against the resolution, please put a tick (“✓”) in the box marked “Disagree”. If you would like to abstain from voting the resolution, please put a tick (“✓”) in the box marked “Abstain”. In the absence of any instruction, the proxy may vote at his/her discretion.

5.

Please note: the cumulative voting method shall be adopted for the voting of the resolution. The cumulative voting method refers to the voting for the election of directors where each share is entitled to the same number of votes which equals to the total number of directors to be elected, and the entire votes, represented by the shares held by each shareholder of the Company, can be equally cast for each candidate or can be consolidated to vote for one or certain candidates. For example, if a shareholder of the Company holds 100 Shares, then he/she is entitled to 200 votes for the resolution. He/she may cast his/her respective votes equally to each of the candidates of directors with 100 votes for each; or cast respective votes entirely for one of the candidates of directors.

6.	This proxy form must bear the signature of the entrustor. In the event that the shareholder is a company or an institution, the proxy form must bear the company chop of that company or institution.

7.

This proxy form must be duly signed by the appointer or his attorney. If this proxy form is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign (or other documents of authorisation) must be notarially certified. For holders of the H Shares, the notarially certified power of attorney or other documents of authorisation and proxy forms must be delivered to Hong Kong Registrars Limited, the Company’s H Share registrar at Rooms 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong not less than 24 hours before the time scheduled for the holding of the AGM in order for such documents to be considered valid.

8.	If more than one proxy has been appointed by any shareholders of the Company, such proxies shall not vote at the same time.

9.	If a proxy attends the AGM, appropriate identification documents must be provided.

10.	The Company reserves the right to treat any proxy form which has been incorrectly completed in some manner which (at its absolute discretion) is not material as being valid.

PERSONAL INFORMATION COLLECTION STATEMENT

Your supply of your and your proxy’s (or proxies’) name(s) and address(es) is on a voluntary basis for the purpose of processing your request for the appointment of a proxy (or proxies) and your voting instructions for the meeting of the Company (the “Purposes”). We may transfer your and your proxy’s (or proxies’) name(s) and address(es) to our agent, contractor, or third party service provider who provides administrative, computer and other services to us and to such parties who are authorised by law to request the information or are otherwise relevant for the Purposes and need to receive the information. Your and your proxy’s (or proxies’) name(s) and address(es) will be retained for such period as may be necessary to fulfil the Purposes. You/your proxy (or proxies) has/have the right to request access to and/or correction of the relevant personal data in accordance with the provisions of the Personal Data (Privacy) Ordinance and any such request should be in writing by mail to the Company/Hong Kong Registrars Limited at the above address.